Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1:   Broker-Dealer Operator Trading Activities on the ATS

    a.   Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (*e.g.*, quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

Yes☐   No☐

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (*e.g.*, principal, agency, riskless principal).

Virtu Americas, LLC ("VAL" or the "Firm") operates two POSIT ATS ("POSIT" or the "ATS") crossing sessions, a Continuous Crossing Session and the Alert Crossing Session, as well as and other business units that can enter or direct the entry of orders to POSIT or result in an order being entered or directed to POSIT, which are described below. The Firm's business units each use one or more technology platforms that have MPIDs associated with the platform. A single business unit can enter or direct orders to the ATS through more than one technology platform and consequently under more than one MPID. These business units are described below.

Virtu Electronic Trading ("VET"). VET provides algorithms that are used by clients and the Firm's business units. VET algorithms enter or direct the entry of orders to POSIT as agent when those orders are entered by clients into the algorithms or as principal or riskless principal when one of the other business units enters orders into the algorithms using the MPIDs: VALR, and VALX and ITGI.

Virtu Client Market Making ("VCMM"). VCMM handles held and not held orders transmitted by other broker-dealers and held orders transmitted by institutions. The majority of these orders are SEC Rule 605 eligible orders and are handled and executed on a fully automated basis. VCMM sales and trading personnel handle larger and less liquid orders manually and can use VET algorithms in connection with their market making activities. VCMM enters or directs the entry of orders to POSIT as principal, riskless principal and agent to acquire inventory to fill orders or to acquire positions for its own account using the following MPIDs: NITE, VALR and VALX.

Virtu Institutional Trading ("Institutional Trading"). Institutional Trading handles not held orders transmitted by institutional clients and facilitates block transactions in single stocks. Institutional Trading uses VET algorithms to enter or direct the entry of orders as principal or riskless principal in connection with its client facilitation activities using the following MPIDs: NITE, and VALX and ITGI.

Virtu Hi-Touch Portfolio Trading: Traders on this desk handle not held orders in baskets of stocks and ETFs. Traders can enter or direct the entry of orders through VAL Electronic Systems into the ATS as agent under the MPID ITGI.

Virtu ETF Trading ("ETF Trading"). ETF Trading makes markets on exchanges and facilitates block transactions in exchange traded products for broker-dealer and institutional clients. ETF Trading uses VET algorithms to enter or direct the entry of orders as principal or riskless principal in ETFs and singles stocks using the MPID VALX.

Virtu Principal Market Making ("VPMM"). VPMM is a market maker in NMS equity securities. VPMM enters or directs the entry of orders as principal to POSIT utilizing the MPID VIRT.

Item 2:   Affiliates Trading Activities on the ATS

    a.   Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

        Yes☐   No☐

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (*e.g.*, principal, agency, riskless principal).

VAL's Canadian, EU and Asia Pacific Affiliates are broker-dealers that offer products and services similar to VET and have hi-touch desks, all of which can enter or direct the entry of orders to POSIT through VAL. VAL enters or directs orders to the ATS for these Affiliates as agent or riskless principal using the VAL MPIDs VALR, or VALX ~~or ITGI~~.

Item 3:   Order Interaction with Broker-Dealer Operator; Affiliates

    a.   Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS?

        Yes☐   No☐

        If yes, explain the opt-out process.

VAL offers Subscribers the ability to opt out of interacting with principal orders entered into POSIT under the MPIDs NITE, VIRT and VALX ("the Principal Opt-Out"). Orders entered into POSIT by VAL under the MPIDs VALR ~~and ITGI~~ are not subject to the Principal Opt-Out.

Subscribers can request the Principal Opt-Out through their sales persons. Following receipt of a request, the sales person will enter a ticket to make the request. Thereafter, an entry is made in a configuration file which will take effect in most cases on the next business day, but could take effect either the same day or greater than the next business day, depending upon the time of day the request is submitted. When the POSIT matching logic is applied, the configuration file is checked to determine whether orders are eligible for crossing with VAL or its Affiliate's (see Part II, item 2a) principal orders entered under the above referenced MPIDs. VAL does not allow POSIT Subscribers to opt out of interacting with any orders submitted to POSIT by VAL or its Affiliates when they are submitted under any of the other MPIDs referenced in Part II, Item 2(a). The Principal Opt-Out configuration is applied for all crossing sessions.

Item 4:   Arrangements with Trading Centers

    a.   Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?

    Yes☐   No☐

    If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.

VAL and the Trading Centers listed below have each entered into electronic access arrangements with one another which permit each to effect transactions on their respective trading centers: BAML Instinct X, Barclays LX, CBOE Bats Y, CBOE Bats X, CBOE Direct Edge A, CBOE Direct Edge X, Citadel Securities – Citadel Connect, ~~Citi Bloc,~~ Credit Suisse Crossfinder, Deutsche Bank SuperX, Fidelity CrossStream, Goldman Sachs SigmaX2, Instinet BlockCross, Instinet CBX, Jane Street JX, JP Morgan JPM-X, Liquidnet H2O, Two Sigma Securities, UBS ATS, and Virtu MatchIt.

These arrangements do not provide for preferential access or require either party to route any orders.

Part III: Manner of Operations

Item 19:   Fees

    a.   Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

POSIT does not charge any subscription or connectivity fees. Historically, execution charges, if any, were individually negotiated with each Direct Subscriber. Currently, Direct Subscribers pay fees between $0 and $.0~~06~~5 per share. VAL and VAL Affiliates are not assessed a fee for POSIT trades. Indirect Subscribers pay bundled fees, See Section III, Item 19(b). VAL will consider a number of factors in determining the fee an individual Subscriber will be assessed, including, but not limited to, the client's overall relationship with VAL, the type of trading flow, the amount of trading flow, and the markets that will be traded.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

VAL establishes fees for use of its execution products and services, which could include executions in POSIT, on an individual client basis. VAL will consider a number of factors in determining the fee an individual client will be assessed, including, but not limited to, the client's overall relationship with VAL, the type of trading flow, the amount of trading flow, and the markets that will be traded. Client specific clearing arrangements, as specified in Section III, Item 22, are not considered when establishing a fee for that client.